U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-N

APPOINTMENT OF AGENT FOR SERVICE OF PROCESS BY
FOREIGN BANKS AND FOREIGN INSURANCE COMPANIES AND
CERTAIN OF THEIR HOLDING COMPANIES
AND
FINANCE SUBSIDIARIES MAKING PUBLIC OFFERINGS OF SECURITIES IN THE UNITED STATES

A.	Name of issuer or person filing (“Filer”): Banco Santander, S.A.

B.	This is (select one):

☒  an original filing for the Filer

☐   an amended filing for the Filer

C.	Identify the filing in conjunction with which this Form is being filed:

Name of Registrants:                 Filer

Form type:                                Registration Statement on Form F-4 (“Form F-4”)

File Number (if known):            333-155413

Filed by:                                     Filer

Date Filed (if filed
concurrently, so indicate):          Concurrently

D.
The Filer is incorporated or organized under the laws of the Kingdom of Spain and has its principal place of business at Ciudad Grupo Santander, Avenida de Cantabria s/n, 28660 Boadilla del Monte, Madrid, Spain (Telephone +34-91-257-2057).

E.
The Filer designates and appoints Banco Santander, S.A., New York Branch (“Agent”) located at 45 East 53rd Street, New York, New York 10022 (Telephone: 212-350-3500) as the agent of the Filer upon whom may be served any process, pleadings, subpoenas or other papers in:

(a)	any investigation or administrative proceeding conducted by the Commission, and

(b)
any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States or any of its territories or possessions or of the District of Columbia, arising out of or based on any offering made or purported to be made in connection with the securities registered by the Filer on Form F-4 filed on the date hereof or any purchases or sales of any security in connection therewith. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon, such agent for service of process, and that the service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F.
Each person filing this Form stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-N if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed from the date of the Filer’s last registration statement or report, or amendment to any such registration statement or report, filed with the Commission under the Securities Act of 1933 or Securities Exchange Act of 1934. Filer further undertakes to advise the Commission promptly of any change to the Agent’s name or address during the applicable period by amendment of this Form referencing the file number of the relevant registration form in conjunction with which the amendment is being filed.

G.
Each person filing this form undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to the form referenced in paragraph E or transactions in said securities.

The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Madrid, Kingdom of Spain, this 17th day of November, 2008.

BANCO SANTANDER, S.A.

By:	/s/ Ignacio Benjumea
	Name:	Ignacio Benjumea
	Title:	Secretary General

This statement has been signed by the following person in the capacity and on the date indicated.

Date: November 17, 2008

BANCO SANTANDER, S.A., NEW YORK BRANCH AS AGENT FOR SERVICE OF PROCESS IN THE UNITED STATES

By:	/s/ Francisco de Lera
	Name:	Francisco de Lera
	Title:	General Manager

By:	/s/ James H. Bathon
	Name:	James H. Bathon
	Title:	Chief Legal Officer, New York Branch